Filed Pursuant to Rule 433

Registration No: 333-208553

March 2, 2016

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD $1,500,000,000

4.875% NOTES DUE OCTOBER 9, 2026

ISSUER:	The Republic of Turkey

SECURITIES:	4.875% Notes due October 9, 2026

PRICING DATE:	March 2, 2016

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

ISSUE SIZE:	USD 1,500,000,000

PRICE TO PUBLIC:	98.977%

TOTAL FEES:	USD 1,125,000 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,483,530,000

YIELD TO MATURITY:	5.000% per annum

COUPON:	4.875% per annum, payable semi-annually on a 30/360-day basis (long first coupon)

MATURITY DATE:	October 9, 2026

SPREAD TO US TREASURY:	316.3 bps

BENCHMARK US TREASURY:	1.625% US Treasury due February 15, 2026

BENCHMARK US TREASURY YIELD:	1.837%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 9 and October 9, beginning on October 9, 2016

CUSIP / ISIN / COMMON CODE:	900123 CK4 / US900123CK49 / 137752093

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

SETTLEMENT DATE:	Expected March 9, 2016 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Citigroup Global Markets Inc. at +1-800-831-9146, Deutsche Bank Securities Inc. at +1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1-800-294-1322.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312516489916/d100982d424b5.htm

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